# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Private Equity Strategies Fund, CIK 0002066799
CUSIP: 858929102, 858929201
Title of class of securities: Class S shares, par value $0.001; Class D shares, par value $0.001
Address of issuer's principal executive offices: 128 S. TRYON STREET, SUITE 1600, CHARLOTTE, North Carolina (NC), 28202
Date of event which requires filing of this statement: 09/08/2025
Filed by CIK 0001502287
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group LP, 4225 Executive Square, Suite 1600, La Jolla, California (CA), 90237, 858-558-9700; Ryan P. Brizek, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 212-455-2000; Bissie K. Bonner, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- StepStone Group LP (CIK 0001502287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of StepStone Private Equity Strategies Fund, a Delaware statutory trust registered under the Investment Company Act of 1940 (the "Issuer"): Class S shares, par value $0.001 per share (the "Class S Shares") with CUSIP 858929102 and Class D shares, par value $0.001 per share (the "Class D Shares") with CUSIP 858929201. As of September 8, 2025, StepStone Group directly owned 1,000 Class S Shares and 1,000 Class D Shares, representing 100 percent of the Class S Shares and 100 percent of the Class D Shares. Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class D Shares, and this comment shall serve as full disclosure of the beneficial ownership of the Class S and Class D Shares of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class S shares, par value $0.001; Class D shares, par value $0.001
Name of issuer: StepStone Private Equity Strategies Fund
Address of issuer's principal executive offices: 128 S. TRYON STREET, SUITE 1600, CHARLOTTE, North Carolina (NC), 28202
Comment: This Statement on Schedule 13D relates to shares of beneficial interest, par value $0.001 per share, of StepStone Private Equity Strategies Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Issuer"), designated as the Class S shares, par value $0.001 per share (the "Class S Shares") and Class D shares, par value $0.001 per share (the "Class D Shares" and collectively, the "Common Shares") of the Issuer.

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of StepStone Group LP, a Delaware limited partnership ("StepStone") with a principal business address of 4225 Executive Square, Suite 1600, La Jolla, California 92037. StepStone Group Holdings LLC is the general partner of the Reporting Person, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings LLC.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: The principal business of the Reporting Person is to be a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of the cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On July 24, 2025, solely for purposes of satisfying the requirements of Section 14(a) of the Investment Company Act of 1940, as amended, the Issuer issued 10,000 Class I shares, par value $0.001 per share (the "Class I Shares"), to the Reporting Person for an aggregate purchase price of $100,000, or $10.00 per Class I Share. The Class I Shares were purchased using working capital of the Reporting Person. The Issuer's Registration Statement on Form N-2 (File No. 333-286960) was declared effective by the Securities and Exchange Commission on August 18, 2025. On September 8, 2025, the Issuer exchanged 2,000 Class I Shares for 1,000 Class D Shares and 1,000 Class S Shares for no consideration in connection with the seeding of each respective share class. Beneficial ownership of the Class I Shares does not exceed 5%.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities that are held directly by the Reporting Person were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

When permitted by applicable law, the Reporting Person may dispose of some or all of its Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant. The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

StepStone Group Private Wealth LLC ("Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a wholly-owned subsidiary of the Reporting Person, serves as the Issuer's investment adviser and is responsible for, among other things, making investment decisions for the Issuer's portfolio, subject to oversight by the Issuer's board of trustees (the "Board"). The Adviser oversees the management of the Issuer's day-to-day activities including structuring, governance, distribution, reporting and oversight. The Reporting Person, the parent entity of the Adviser, serves as the Issuer's investment sub-adviser and is responsible for the day-to-day management of the Issuer's assets. All of the Issuer's officers and trustees, other than the Issuer's independent trustees, are employees of the Adviser or its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On June 5, 2025, the Reporting Person entered into a Sub-Advisory Agreement (the "Sub-Advisory Agreement") with the Adviser and the Issuer, pursuant to which the Reporting Person agreed to provide investment sub-advisory services to the Issuer. Under the Sub-Advisory Agreement, the Adviser employs the Reporting Person to assist the Adviser in identifying investment opportunities and will make investment recommendations for approval by the Adviser, according to guidelines set by the Adviser. The Reporting Person, in its capacity as investment sub-adviser, may have direct or indirect influence over such corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
The Sub-Advisory Agreement provides that the Adviser will pay the Reporting Person 50% of the management fee received by the Adviser under the Investment Advisory Agreement between the Adviser and the Issuer each month. The management fee payable to the Adviser under the Investment Advisory Agreement with the Issuer is calculated and payable quarterly in arrears at the annual rate of 1.60% of the Issuer's average daily net assets.

The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 120 days' written notice by the Reporting Person to the Fund or, upon 60 days' notice if either the Board of the Issuer or the holders of a majority of the Issuer's outstanding voting securities determine that the Sub-Advisory Agreement with the Reporting Person should be terminated. The Sub-Advisory Agreement will automatically and immediately terminate in the event of its "assignment," as such term is defined under the 1940 Act.

The foregoing description of the Sub-Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Sub-Advisory Agreement, a copy of which is attached as Exhibit A hereto and is incorporated herein by reference.

Except as described herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 5.

As of September 8, 2025, the Reporting Person directly held 1,000 Class S Shares, representing 100% of the outstanding Class S Shares and 1,000 Class D Shares, representing 100% of the outstanding Class D Shares.

As of the date hereof, the Reporting Person directly held 1,001.463 Class S Shares, representing 100% of the outstanding Class S Shares and 1,002.053 Class D Shares, representing 100% of the outstanding Class D Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days:
Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares in the past 60 days.

Reporting Person participates in the distribution reinvestment plan (the "DRIP") of the Issuer, through which holders of Class I, S and D Shares may choose to have cash dividends or cash distributions automatically reinvested in the Common Shares. On December 31, 2025, the Reporting Person acquired 18.473 Class I Shares, 1.463 Class S Shares, and 2.053 Class D Shares pursuant to the Issuer's DRIP.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.
Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Sub-Advisory Agreement (Incorporated by reference to Exhibit 99 (G)(2) to Amendment No. 2 of the Issuer's registration statement on Form N-2/A, filed on July 31, 2025).

## Signatures
- StepStone Group LP: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro, Partner, Chief Legal Officer, and Secretary of the General Partner, StepStone Group Holdings LLC (05/15/2026)